UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-146273

Nortel Networks Inc.

(Exact name of registrant as specified in its charter)

220 Athens Way, Suite 300, Nashville, Tennessee 37228 (615) 432-4067

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of 1.75% Convertible Senior Notes due 2012 issued by Nortel Networks Corporation

Guarantee of 2.125% Convertible Senior Notes due 2014 issued by Nortel Networks Corporation

Guarantee of Floating Rate Senior Notes due 2011 issued by Nortel Networks Limited

Guarantee of 10.125% Senior Notes due 2013 issued by Nortel Networks Limited

Guarantee of 10.750% Senior Notes due 2016 issued by Nortel Networks Limited

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Guarantee of 1.75% Convertible Senior Notes due 2012 issued by Nortel Networks Corporation: 28

Guarantee of 2.125% Convertible Senior Notes due 2014 issued by Nortel Networks Corporation: 36

Guarantee of Floating Rate Senior Notes due 2011 issued by Nortel Networks Limited: 31

Guarantee of 10.125% Senior Notes due 2013 issued by Nortel Networks Limited: 34

Guarantee of 10.750% Senior Notes due 2016 issued by Nortel Networks Limited: 45

Pursuant to the requirements of the Securities Exchange Act of 1934, Nortel Networks Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 11, 2010

By:	/S/ ANNA VENTRESCA
Name:	Anna Ventresca
Title:	Chief Legal Officer